UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25



                           NOTIFICATION OF LATE FILING


                                                                     6-20999
                                                             SEC File Number
                                                              Not Applicable
                                                                CUSIP Number


[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended..................................................June 30, 2003
                                                                  -------------

                  [  ]  Transition Report on Form 10-K
                  [  ]  Transition Report on Form 20-F
                  [  ]  Transition Report on Form 11-K
                  [  ]  Transition Report on Form 10-Q
                  [  ]  Transition Report on Form N-SAR

For the Transition Period Ended.............................................

 [ Read Instruction (on back page) Before Preparing Form. Please Print or Type ]
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

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PART I -- REGISTRANT INFORMATION

Chadmoore Wireless Group, Inc.
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Full Name of Registrant

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Former Name if Applicable

2458 East Russell Road, Suite B
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Addresses of Principal Executive Office

Las Vegas, NV 89120
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City, State and Zip Code


PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a)      The reasons described in reasonable detail in Part III of
                    this form could not be eliminated without unreasonable
                    effort or expense;
[X]        (b)      The subject annual report, semi-annual report,
                    transition report on Form 10-K, Form 20-F, 11-K or Form
                    N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
                    10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           (c)      The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.






















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
PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed in the prescribed time period.

Chadmoore Wireless Group, Inc., a dissolved Colorado corporation, ("Chadmoore") has a limited staff and its chief financial officer maintains a majority of Chadmoore's accounting records on a single computer. Chadmoore was not able to access its accounting records for four days due to technical problems with its accounting computer. Consequently, Chadmoore will not be able to compile the information necessary to complete its 10-QSB Report for timely filing without unreasonable effort or expense. Chadmoore expects that the Form 10-QSB Report will be filed by August 19, 2003.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Stephen K. Radusch                  702                 740-5633
         --------------------------      -----------       -----------------
                  (Name)                    Area Code         Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report of portion thereof?                      Yes [ ] No [X]

         If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



















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



     Chadmoore Wireless Group, Inc., a dissolved Colorado corporation, 2002
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    August 14, 2003              By:      /s/ Stephen K. Radusch
     ------------------------            ---------------------------------------
                                          Name:   Stephen K. Radusch
                                          Title:  Chief Financial and Accounting
                                                  Officer










































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